CST Trust Company
320 Bay Street, 3rd floor Toronto, ON M5A 4A6
Tel: 416.682.3888
Fax: 1.877.715.0494

www.canstockta.com
Global Resources • Local Service • Customized Solutions

March 31, 2016

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission	British Columbia Securities Commission
Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

RE: Algonquin Power & Utilities Corp.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual and Special Meeting of Shareholders:

Date of meeting:	June 9, 2016
Record date for notice:	April 25, 2016
Record date for voting:	April 25, 2016
Beneficial ownership determination date:	April 25, 2016
Securities entitled to notice:	Common
144 A Common
Securities entitled to vote:	Common
144 A Common
Issuer mailing directly to non objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Yours very truly,
Zubair Khalid
Associate Manager, Trust Central Services
cc: CDS & Co. (via Email)